20008347

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-50041 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Uhlmann Price Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 W. Madison Street, Suite 1700,
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Baer 312-264-4343
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uhlmann Price Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE POLING
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 16, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**UHLMANN PRICE SECURITIES, L.L.C.**

## TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Uhlmann Price Securities, L.L.C.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Uhlmann Price Securities, L.L.C.'s auditor since 2010.

Denver, Colorado
February 26, 2020

msi Global Alliance

**UHLMANN PRICE SECURITIES, L.L.C.**
**STATEMENT OF FINANCIAL CONDITION**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 290,940 |
| Deposit with clearing broker | 75,000 |
| Receivables: | |
| Commissions | 252,669 |
| Due from employees and affiliates (Note 3) | 47,648 |
| Other | 13,085 |
| Furniture and equipment, at cost, net of accumulated depreciation of $60,520 | 21,675 |
| Operating lease-right of use assets | 655,489 |
| Other assets | 101,255 |
| | **$ 1,457,761** |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **LIABILITIES:** | |
| Accounts payable and accrued expenses | $ 66,511 |
| Operating lease liabilities | 698,859 |
| Finance lease payable | 22,673 |
| Commissions and salaries payable | 169,691 |
| Due to employees (Note 3) | 7,589 |
| ***Total liabilities*** | 965,323 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 3 and 4) | |
| **MEMBER'S EQUITY** (Note 2) | 492,438 |
| | **$ 1,457,761** |

The accompanying notes are an integral part of this statement.

## UHLMANN PRICE SECURITIES, L.L.C.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

Uhlmann Price Securities, L.L.C. (the "Company") a limited liability company, was organized in the State of Illinois on February 19, 1997 and operates as a securities broker-dealer. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns revenues from the sale of securities and acts as a selling agent for public and private commodity pools.

Effective December 31, 2017, UPS Holdings, L.L.C. (UPSH), a limited liability company purchased 100% of the membership interests in the Company from Price Holdings, Inc., the Company's sole owner. Effective January 1, 2018, UPSH sold a 1% interest in the Company to JBAK Holdings L.L.C. (JBAK). The principals of UPSH and JBAK are James Baer and Alan Konn, both of whom are officers of the Company.

***Clearing Agreement***

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents***

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)***

***Revenue Recognition***

Securities transactions and commission revenue and expense are recorded on a trade date basis. Commission revenue earned on the sale of public commodity pools, interest and dividend income are recognized on the accrual method.

***Depreciation and Amortization***

Furniture and computer equipment are recorded at cost and the Company provides for depreciation of furniture and computer equipment on a straight-line method based on the estimated useful lives of the assets or the lease term for finance leases.

***Income Taxes***

The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

***NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS***

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $236,669 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.31 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

The Company has both operating leases and finance leases for office space and office and computer equipment. These leases have remaining terms ranging from eight months to three years and do not contain options to either extend or terminate the leases.

The components of lease expense for the year ended December 31, 2019 were as follows:

| | |
|---|---|
| Operating lease costs: | |
| Amortization of right-of-use assets | $ 244,390 |
| Interest on operating lease liabilities | 17,538 |
| Total operating lease costs | $ 261,928 |
| Finance Lease Costs | |
| Interest on Finance Leases | $ 2,639 |
| Short Term Lease Costs | $ 25,746 |

***NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)***

Supplemental Statement of Financial Condition at December 31, 2019, relating to leases was as follows:

| | |
|---|---|
| Operating Leases: | |
| Right of use assets | $ 899,379 |
| Accumulated amortization | 244,390 |
| Right of use assets, net | $ 655,489 |
| Operating lease liabilities | $ 698,859 |
| Finance Leases: | |
| Property and equipment, at cost | $ 32,513 |
| Accumulated depreciation | 10,838 |
| Property and equipment, net | $ 21,675 |
| Weighted Average Remaining Lease Term | |
| Operating leases | 2.79 years |
| Finance lease | 2 years |
| Weighted Average Discount | |
| Operating leases | 2.32% |
| Finance lease | 9.4% |

Maturities of lease liabilities at December 31, 2019, were as follows:

| Year | Operating Leases | Finance Lease |
|---|---|---|
| 2020 | $ 271,776 | $ 12,479 |
| 2021 | 232,576 | 12,479 |
| 2022 | 217,785 | |
| Total lease payments | 722,137 | 24,958 |
| Less amount representing interest | (23,278) | (2,285) |
| | $ 698,859 | $ 22,673 |

### *NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)*

For the year ended December 31, 2019, the Company had one short-term lease for office space and incurred $25,746 in rent expense which is included in occupancy and equipment costs on the statement of operations. In addition, during 2019, the Company had a month to month sublease for office space with an affiliated entity. The Company earned approximately $25,000 in rental income from this sub-lease which is included in occupancy and equipment costs on the statement of operations.

The Company had payables to officers of the Company in the amount of $7,589 and receivables from affiliated entities in the amount of $24,611 at December 31, 2019. In addition, at December 31, 2019, the Company had receivables from officers and employees of the Company in the amount of $23,037 for expenses paid on their behalf.

The Company earns commissions and fees from the sale of interests in affiliated commodity pools. For the year ended December 31, 2019 the Company earned approximately $138,628 in commissions and fees from these affiliated commodity pools, and at December 31, 2019, had a receivable from these commodity pools of $28,225.

### *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivables, accounts payable and accrued expenses, commissions and salaries payable and due to affiliates and employees are carried at amounts that approximate fair value due to the short-term nature of the instruments.

The Company also maintains its cash balances at Northern Trust, which at times may exceed federally insured limits. As of December 31, 2019, the Company had $40,940 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company was named in two claims filed with FINRA by customers whose investments in offerings lost most of their value. The Company disputed both these claims and ultimately settled both through mediation in January 2020. The amount paid out to settle the claims was limited to legal fees and FINRA charges up to the amount of the Company's insurance deductible.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 4- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)*

The Company has been named as a defendant in a class action suit along with 70 other brokers as a selling agent for the same investment product that was the source of one of the claims settled in January 2020. Although the outcome is uncertain at this time, the Company strongly disputes the claim. Any potential financial exposure under this suit would be limited to the Company's insurance deductible.

### *NOTE 5 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**UHLMANN PRICE SECURITIES, L.L.C.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2019**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.